Exhibit 12.2

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$50,953	$49,342	$(153,791)	$(740)	$(13,264)
Add: Fixed Charges	32,138	16,598	2,340	983	853
Add: Amortization of capitalized interest	594	883	7,119	460	178
Less: Interest capitalized	(4,347)	(3,284)	(1,946)	(818)	(633)
Net income (loss), as adjusted	$79,338	$63,539	$(146,278)	$(115)	$(12,866)
Fixed Charges:
Total interest expensed	$28,851	$14,130	$1,992	$682	$500
Amortization of financing costs	3,067	2,322	224	248	283
Estimated interest portion of operating leases	220	146	124	53	70
Total fixed charges	$32,138	$16,598	$2,340	$983	$853
Dividends on preferred stock(1)	22,191	14,428	10,888	1,575	—
Total fixed charges and dividends	$54,329	$31,026	$13,228	$2,558	$853
Fixed Charges and Fixed Charge Ratio:
Earnings (deficiency) to fixed charges	$25,009	$32,513	$(159,506)	$(2,673)	$(13,719)
Earnings to fixed charges ratio	1.5x	2.0x	—	—	—
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(1)	Computed as the dividend requirement divided by (1 minus the statutory tax rate).